UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

EXCERPT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 08, 2024

1.               DATE, TIME, AND LOCATION: On May 8 (eight), 2024, at 9 am, at the headquarters of Sendas Distribuidora S.A. (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lot 2, Pal 48959, Annex A, Jacarepaguá, ZIP Code 22775-005.

2.               CALL AND ATTENDANCE: Call held in accordance with the regulation and presence of all members, provided that Mr. Belmiro de Figueiredo Gomes abstained from voting.

3.               BOARD: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.               AGENDA: Analysis and deliberation on the election and ratification of the members of the Company's Executive Board.

5.               RESOLUTIONS: The members of the Board of Directors, unanimously and without restrictions, decided as follows:

5.1.          Election and ratification of members of the Company's Executive Board: After discussions, the Members of the Board of Directors decided to elect the following members to the Company's Executive Board, for a unified term of office of 02 years, to end at the first meeting of the Board of Directors that occurs after the Ordinary General Meeting that approves the accounts for the year 2025: (i) Belmiro de Figueiredo Gomes, Brazilian, divorced, tradesman, holder of identity card RG nº 52.669.074-0 SSP/SP, registered with the CPF/ME under nº 805.421.589-49, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Aricanduva, 5555 – Jardim Marília, São Paulo -SP, Zip Code 03527-000, for the position of Chief Executive Officer; (ii) Wlamir dos Anjos, Brazilian, married, administrator, holder of identity card RG nº 16.681.344 SSP/SP, registered with the CPF/ME under nº 114.124.288-58, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Aricanduva, 5555 – Jardim Marília, São Paulo-SP, Zip Code 03527-000, for the position of Commercial Vice-President Director; and (iii) Anderson Barres Castilho, Brazilian, married, tradesman, holder of identity card RG nº 64.227.173 SSP/PR, registered with the CPF/ME under nº 017.266.429-25, resident and domiciled in the City of São Paulo , State of São Paulo, with business address at Avenida Aricanduva, 5555 – Jardim Marília, São Paulo-SP, Zip Code 03527-000, for the position of Vice-President of Operations.

5.1.1.     The Directors elected here declared, under the penalties of the law, that they are not involved in any of the crimes stated by the law that prevent them from carrying out commercial activities, being aware of the provisions of article 147 of Law no. 6,404/76. The Directors will take up their positions upon signing the respective instrument of investiture.

5.1.2.     Ratify the election as Vice President of Finance and Investor Relations of the Company, held at the Board of Directors Meeting dated March 13, 2024, of Mr. Vitor Fagá de Almeida, Brazilian, married, economist, holder of an Identity Card No. 25.209.660 SSP/SP and registered with the CPF under No. 204.156.108-42, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Aricanduva, 5.555, Jardim Marília, São Paulo-SP, CEP 03527-000, for a unified mandate of 02 years, to end at the first meeting of the Board of Directors that occurs after the Ordinary General Assembly that approves the accounts for the year 2025.

5.1.3.     Ratify the consolidation of the composition of all members of the Executive Board, which will now be, for a unified mandate of 02 years, to end at the first meeting of the Board of Directors that occurs after the Ordinary General Assembly that approves the accounts for the year 2025: (i) Belmiro de Figueiredo Gomes, qualified above, as Chief Executive Officer; (ii) Wlamir dos Anjos, qualified above, as Commercial Vice-President; (iii) Anderson Barres Castilho, qualified above, as Vice President of Operations and (iv) Vitor Fagá de Almeida, qualified above, as Vice President of Finance and Investor Relations.

6.       APPROVAL AND SIGNATURE OF THE MINUTES: With no further matters to discuss, the proceedings were suspended for the drafting of these minutes. Upon resuming the proceedings, the present minutes were read, approved and signed by the secretary. Rio de Janeiro, May 08, 2024. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Board of Directors who were present: Mr. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Leila Abraham Loria, Leonardo Gomes Pereira, Julio César de Queiroz Campos, Enéas Cesar Pestana, and Luiz Nelson Guedes de Carvalho.

Rio de Janeiro, May 08, 2024.

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.